Exhibit 4(a).14

SHARES SALE AND PURCHASE AGREEMENT

DATED AS OF

DECEMBER 17, 2007

BY AND BETWEEN

CDC GAMES CORPORATION

(AS PURCHASER)

AND

NIKKO ANTFACTORY K.K.

(AS SELLER)

THIS AGREEMENT is made on December 17, 2007

BETWEEN:

(1)	NIKKO ANTFACTORY K.K., a corporation duly established and validly existing under the laws of Japan and having its principal office at 1-2-1 Marunouchi, Chiyoda-ku, Tokyo, Japan (the “Seller”); and

(2)	CDC GAMES CORPORATION, a corporation duly established and validly existing under the laws of the Cayman Islands and having its principal office at No. 11 HuiXin Dong Street, Chao Yang District Beijing, People’s Republic of China (the “Purchaser”).

IT IS AGREED as follows:

1.	Purpose and Definitions

1.1	This Agreement sets out the terms and conditions of the sale by the Seller and the purchase by the Purchaser of the Sale Shares (as defined below).

1.2	In this Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Bank Account”	shall have the meaning set forth in Section 3.2;

“BBMF Group Inc”	means BBMF Group Inc, a company incorporated under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

“BBMF K.K.”	means BBMF K.K., a company incorporated under the laws of Japan and having its registered office at 3-12-16 Mita, Minato-ku, Tokyo, Japan;

“Business Day”	means a day, other than a Saturday or Sunday, on which banks are open for business in Japan and the Republic of Singapore;

“Closing”	means the closing of the purchase and sale of the Sale Shares by the Purchaser from the Seller in accordance with the terms of this Agreement;

“Closing Date”	means the date on which closing occurs pursuant to Section 6;

“Common Shares”	means the common stock, $0.01 par value per share of the Company;

“Company”	means BBMF Inc, a company incorporated under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

“Complete Closing of SPA”	shall have the meaning ascribed to “Complete Closing” in the Escrow Agreement;

“Conditions”	means the conditions set forth in Clause 4;

“Consideration”	means the amount specified in Section 3.1;

“Digital Heaven”	means Digital Heaven Group Limited, a corporation duly established and validly existing under the laws of the British Virgin Islands and having its principal office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

“Escrow Account”	means the bank account agreed among the parties to the SPA pursuant to the terms and conditions of the SPA and the Escrow Agreement;

“Escrow Agent”	means the person who acts as an escrow agent under the Escrow Agreement;

“Escrow Agreement”	means the escrow agreement to be entered among the Original Sellers, the Seller, and the Escrow Agent as the escrow agent in relation to the escrow arrangement of the closing under the SPA, a copy of which is attached hereto as Annex A;

“Kingson”	means Kingson Group Limited, a corporation duly established and validly existing under the laws of the British Virgin Islands and having its principal office at P.O. Box 146, Road Town, Tortola, British Virgin Islands;

“New Light”	means New Light Trading Limited, a corporation duly established and validly existing under the laws of the British Virgin Islands and having its principal office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;

“Original Closing Date”	means the 26th day of December, 2007 or any other date which the consideration is released to the Original Sellers and the title documents are released to the Seller pursuant to the terms of the Escrow Agreement;

“Original Payment Date”	means the 26th day of December, 2007 or any

other date which the parties to the SPA agree for the transfer of the consideration to the Escrow Account and the transaction documents to the Escrow Agent pursuant to terms and conditions of the Escrow Agreement and the SPA;

“Original Sellers”	means Kingson, New Light, and Digital Heaven;

“Other Claimants”	means Albert Fung, Au Yeung Wan Chi, Chan Sze Wing Tommy, Danroad Technology Ventures Inc., Dorfield Investments Limited, Fung Yeh Chi Otto, Kevin Pak, Lau Kit Yi, Lee Shiu Yin Boniface, Outer Space Investments Limited, Seaforth Assets Limited and William Lopiu Shia;

“Parties”	means the Seller and the Purchaser;

“Pending Claims”	means the suits and claims set out in Schedule I hereto;

“Sale Shares”	means 346,800 Common Shares issued by the Company and currently registered in the names of Kingson, New Light, and Digital Heaven, representing approximately 40.30% (rounded to the nearest hundredth) of the total issued and outstanding shares of Common Shares;

“Signing Date”	means the date of this Agreement;

“SPA”	means the agreement entered into on December 17, 2007 among Kingson, New Light, Digital Heaven, Mr. Yih Hann Lian, Mr. Chin Siang Hui, and the Seller regarding the sale and purchase of 433,500 Common Shares;

“Termination Date”	means the date that is 1 month from the Signing Date or such other date which the Purchaser designates (in any event no later than the date that is 3 months from the Signing Date);

“Threatened Claims”	means the claims set out in Schedule II hereto;

“Title Documents”	means (i) certificates representing the Sale Shares; (ii) instrument of transfer executed by the Seller; and (iii) the minutes of the board resolution of the Company approving the transfer of the Sale Shares; and

“USD”	means the lawful currency of the United States.

1.3	Unless otherwise stated, all references herein to time of a day are to Tokyo.

2.	Sale and Purchase of the Sale Shares

Subject to the terms and conditions set forth herein, the Seller hereby agrees to sell and the Purchaser hereby agrees to purchase the Sale Shares which the Seller acquires from the Original Sellers pursuant to the SPA.

3.	Consideration and Payment

3.1	The Consideration for the Sale Shares shall be USD 6.8 million, in the aggregate and as provided in Clause 3.3, net of all deductions and withholdings (whether in respect of set off, counterclaim, duties, taxes, charges or otherwise whatsoever).

3.2	The Consideration shall be paid by the Purchaser via wire transfer to an account designated by the Seller (the “Bank Account”) on or prior to the 19th date of December, 2007. The Consideration will be transferred to the Escrow Account and the amount in the Escrow Account will be released to the Original Sellers from the Escrow upon the satisfaction of the closing conditions pursuant to the SPA and the Escrow Agreement.

In the event that (i) the Original Sellers do not deliver to the Seller the title documents, including, but not limited to, original certificates representing the Sale Shares, on or prior to the Original Payment Date, (ii) the Seller does not deliver the Title Documents to the Purchaser within three (3) days from the Original Closing Date, or (iii) the transactions contemplated by this Agreement have not been consummated by the Termination Date, the Consideration shall be returned to the Purchaser.

3.3	All payments by the Purchaser to the Seller under this Agreement shall be made without any deduction or withholding (whether in respect of set off, counterclaim, duties, taxes, charges or otherwise whatsoever). If the deduction or withholding from the Consideration is required by law or the deduction or withholding from the consideration payable to the Original Sellers by the Seller pursuant to the SPA is required by law, unless such deduction or withholding from the consideration payable to the Original Sellers by the Seller arises by reason of Singaporean, the British Virgin Islands and China taxes payable by law by the Seller, the sum payable by the Seller in respect of which the relevant deduction or withholding is required shall be increased to the extent necessary to ensure that the Seller and the Original Sellers receive on the due date and retain (free from any liability in respect of any deduction or withholding) a net sum equal to what they would have received and retained had no such deduction or withholding been required or made.

4.	Conditions

4.1	The obligation of the Seller to proceed with the Closing shall be conditional upon each and all of the following conditions being satisfied (or waived by the Seller in accordance with Clause 4.3):

(a)	the Seller acquiring the legal and beneficial title to the Sale Shares from the Original Sellers pursuant to the SPA;

(b)	the Purchaser having performed, in all material respects, all of its undertakings or obligations under this Agreement on or before the Closing Date; and

(c)	all representations and warranties of the Purchaser contained herein being true and accurate in all material respects on and as if made on the Closing Date.

4.2	The obligation of the Purchaser to proceed with Closing shall be conditional upon each and all of the following conditions being satisfied (or waived by the Purchaser in accordance with Clause 4.4):

(a)	the Seller acquiring the legal and beneficial title to the Sale Shares from the Original Sellers pursuant to the SPA;

(b)	the Seller having performed, in all material respects, all of its undertakings or obligations under this Agreement on or before the Closing Date; and

(c)	all representations and warranties of the Seller contained herein being true and accurate in all material respects on and as if made on the Closing Date.

4.3	The Seller may in its sole and absolute discretion elect in writing to proceed with Closing notwithstanding that any or all of the conditions set out in Clause 4.1 have not been fulfilled. Such election shall not relieve the Purchaser from its obligation to procure the fulfillment of the conditions set out in Clause 4.1 and without prejudice to the rights of the Seller against the Purchaser arising from such failure.

4.4	The Purchaser may in its sole and absolute discretion elect in writing to proceed with Closing notwithstanding that any or all of the conditions set out in Clause 4.2 have not been fulfilled. Such election shall not relieve the Seller from its obligation to procure the fulfillment of the conditions set out in Clause 4.2 and without prejudice to the rights of the Purchaser against the Seller arising from such failure.

5.	Covenants

5.1	On or prior to the Closing Date, the Seller shall not do or omit to do or cause or allow to be done or omitted to be done any act or thing which would result or be likely to result in a breach of any of the representations and warranties of the Seller, including but not limited to issuing shares or other securities, incurring indebtedness for borrowed money, and entering into any transactions out of the ordinary course of business by the Company.

5.2	On or prior to:

(a)	the Original Closing Date, the Purchaser shall deliver, or cause to be delivered, to the Seller the documents set forth in Clause 3.2 (b), (c) (d) and (e) of the Escrow Agreement; and

(b)	the Closing Date, the Purchaser shall not do or omit to do or cause or allow to be done or omitted to be done any act or thing which would result or be likely to result in a breach of any of the representations and warranties of the Purchaser.

5.3	After a Complete Closing of SPA, the Seller shall deliver to the Purchaser the documents set forth in Clauses 3.1 (b) and (c) of the Escrow Agreement and the Purchaser shall cause such documents to be duly executed by their solicitors and filed in the competent courts of the British Virgin Islands.

5.4	Subject to occurrence of Closing, the Seller shall use its best efforts to provide to the Purchaser any documents which the Purchaser may reasonably request in writing for a period of one (1) month after the Original Closing Date for the purpose of the management of the Company and its subsidiaries if it receives such documents from the Original Sellers.

6.	Closing

6.1	Closing shall take place in Singapore on the same date as the Original Closing Date, subject to the Parties being satisfied as to the fulfillment of all their respective Conditions, or at such other place and/or such other day as the parties may agree, whereupon:

(a)	the Purchaser shall have delivered the Consideration pursuant to Section 3.2 and the terms hereof; and

(b)	the Seller shall deliver to the Purchaser the Title Documents, upon acquiring the title documents from the Original Sellers pursuant to the SPA and the Escrow Agreement.

7.	Representations and Warranties

7.1	The Seller hereby represents and warrants to the Purchaser that:

(a)	Due Incorporation. As of the Signing Date and the Closing Date, the Seller is duly incorporated, validly existing, and in good standing under the laws of Japan.

(b)	Due Authorization. As of the Signing Date and the Closing Date, the Seller has full corporate power and authority and has taken all necessary corporate action to execute and deliver this Agreement and to perform its obligations hereunder.

(c)	Sale Shares. As of the Closing Date, the Sale Shares are 346,800 shares, all of which are duly authorized, validly issued, fully paid and outstanding, and the Seller is the sole legal and beneficial owner of all of the Sale Shares, free and clear of any encumbrance and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares), and may (subject to approval by Outer Space to the transfer if necessary) transfer and deliver to the Purchaser at Closing full valid title to all the Sale Shares, free and clear of any encumbrance and any such limitation or restriction and with full rights attaching on and from Closing; provided always that the foregoing shall not apply to any and all of the allegations levied and actions initiated by Outer Space seeking to challenge, among other things, Mr. Chin Siang Hui’s appointment as a director of the Company and his actions on behalf of the Company.

(d)	Enforceability. As of the Signing Date and the Closing Date, this Agreement has been duly executed and delivered by the Seller and constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions subject to applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally.

(e)	Consents. As of the Signing Date and the Closing Date, all consents, clearances, approvals, authorizations, orders, registrations or qualifications of or with any court or governmental agency or body of Japan required for the execution and delivery of this Agreement, the sale of the Sale Shares have been obtained and are in full force and effect and are not subject to any conditions which are required to be satisfied prior to the date hereof and have not been satisfied.

(f)	Due Incorporation of the Company. As of the Signing Date and the Closing Date, the Company is duly incorporated, validly existing, and in good standing under the laws of the British Virgin Islands.

(g)	Issued share capital. As of the Signing Date and the Closing Date, the issued share capital of the Company comprises of 860,153 Common Shares, all of which are duly authorized, validly issued, fully paid and outstanding. Save as provided in the preceding sentence, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(h)	BBMF Group Shares. As of the Signing Date and the Closing Date, the Company is the sole legal and beneficial owner of 20,000,000 shares of common stock of BBMF Group Inc, all of which are duly authorized, validly issued, fully paid and outstanding, free and clear of any encumbrance and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares).

(i)	No outstanding and contingent liabilities. As of the Closing Date, save for certain claims and/or allegations being made by and/or against Mr. Antony Ip, Outer Space, the Other Claimants, the Purchaser, Mr. Hiroyuki Taniguchi, Mr. Masato Sukegawa, BBMF Group Inc, BBMF K.K., including without limitation the Pending Claims and the Threatened Claims, the Company does not have any liability (whether actual, contingent, unqualified or disputed) or outstanding capital commitment which is not fully disclosed to the Purchaser.

7.2	The Purchaser hereby represents and warrants to the Seller as of the Signing Date that:

(a)	Due Incorporation. The Purchaser is duly organized, validly existing, and in good standing under the laws of the Cayman Islands.

(b)	Due Authorization. The Purchaser has full corporate power and authority and has taken all necessary corporate action to execute and deliver this Agreement and to perform its obligations hereunder.

(c)	Enforceability. This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms and conditions subject to applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally.

(d)	Consents. To the Purchaser’s knowledge, all consents, clearances, approvals, authorizations, orders, registrations or qualifications of or with any court or governmental agency or body of the Cayman Islands required for the execution and delivery of this Agreement, the purchase of the Sale Shares have been obtained and are in full force and effect and are not subject to any conditions which are required to be satisfied prior to the date hereof and have not been satisfied.

7.3	All representations and warranties made by the Parties herein shall survive the Closing and continue in full force and effect until expiry of the time period set forth in Clause 8 hereof.

8.	Indemnification

8.1	Subject to the occurrence of Closing, the Seller shall indemnify the Purchaser for any losses of the Purchaser as a result of, based upon or arising from any inaccuracy in, breach of or nonperformance of any of the representations and warranties, covenants or other obligations contained herein, made by the Seller in this Agreement, provided that the Purchaser provides written notice of any claim hereunder to the Seller on or before the date two (2) years from the Closing Date.

8.2	Subject to the occurrence of Closing, the Purchaser shall indemnify the Seller for:

(a)	any losses of the Seller as a result of, based upon or arising from any inaccuracy in, breach of or nonperformance of any of the representations and warranties, covenants or other obligations contained herein made by the Purchaser pursuant to this Agreement, provided that the Seller provides written notice of any claim for indemnity hereunder to the Purchaser on or before the date two (2) years from the Closing Date; and

(b)

any losses and damages incurred by the Seller arising from any legal proceeding initiated by Mr. Antony Ip, Mr. Peter Ip, any entity directly or indirectly controlled, or beneficially owned by Mr. Antony Ip and/or Mr. Peter Ip (including without limitation, Outer Space, the Purchaser, CDC Corporation, CDC Mobile Corporation, (after the Closing) the Company, and any of their subsidiaries or affiliates), against any of the Original Sellers, Mr. Lian Yih Hann, Mr. Chin Siang Hui, BBMF Inc and their affiliates on or after the Signing Date in connection with any dispute or controversy over any matters or issues relating to the Company, BBMF Group, BBMF Corporation, and BBMF K.K. and the affiliates of the foregoing including, without limitation, control thereof and/or the fulfillment (or failure to fulfill) by the Original Sellers, Mr. Lian Yih Hann, and/or Mr. Chin Siang Hui, of their duties and/or obligations (including without limitation contractual obligations) as a director, officer, consultant and/or shareholder of the Company, BBMF Group Inc, BBMF CORPORATION and BBMF K.K. or the affiliates of the foregoing. For the avoidance of doubt, this provision shall apply to any action brought against Mr. Lian enforcing or purporting to enforce any guarantee provided by Mr. Lian in respect of the liability of the Company, BBMF Group, BBMF Corporation, BBMF K.K. or the affiliates of the foregoing to CDC Corporation and/or CDC Mobile Corporation, initiated or caused by one of the foregoing persons or entities).

8.3	In no event shall the Seller or the Purchaser be liable for consequential, special, indirect, incidental, punitive or exemplary loss, damage, or expense relating to this Agreement. The remedies under this Section 8 shall be the exclusive remedy for any breach of the terms and conditions of this Agreement.

8.4

Subject to occurrence of Closing, the Purchaser shall unconditionally and irrevocably waive and release and cause (a) all corporations directly or indirectly controlled by the Purchaser or any of its subsidiaries or affiliates, (b) BBMF Corp. and its subsidiaries and affiliates, and (c) the Company and its subsidiaries and affiliates to unconditionally and irrevocably waive and release any and all claims and/or rights (of whatsoever nature, at law or in equity, and howsoever arising), which the Purchaser and/or the aforesaid entities now has, or may at any time in the future have, against the Original Sellers and/or Mr. Lian and Mr. Chin in respect of any matter, transaction, arrangement or dealing (of whatsoever description) relating to or concerning BBMF Group Inc., BBMF Corp., the Company or their respective affiliates. For the avoidance of doubt, this provision shall not be interpreted to mean that the Purchaser waives its rights to bring any action against the Original Sellers arising from causes of action occurring on or after the Signing Date (save where such causes of action were consequent upon any act or omission of the Sellers and/or Mr. Lian and Mr. Chin and/or the Purchaser and/or the persons set forth in Clause 8.4(a) to (c) prior to the Signing Date).

9.	Miscellaneous

9.1	Each Party agrees not to disclose the execution, contents, or performance of this Agreement and the information concerning negotiations for this Agreement without prior written approval of the other party, except for (i) such disclosure to its directors, officers, employees, and advisors, (ii) such disclosure required by applicable law, regulation, or an order of the competent court or governmental entity or (iii) the protection or enforcement of any of its rights under this Agreement.

9.2	This Agreement is not capable of assignment in whole or in part by either Party without the prior written consent of the other.

9.3	Each party shall bear its own costs and expenses incidental to the negotiation and execution of this Agreement and the performance of its obligations under this Agreement including the delivery of the Sale Shares.

9.4	All notices, requests, demands and other communications required to be made or given under the terms of this Agreement or in connection herewith shall be given by or made to the Parties in writing and delivered by hand or by registered mail (air-mail, if outside the sender’s country or territory), or by facsimile confirmed in writing by registered mail dispatched within 24 hours of the facsimile dispatch in question, and shall be addressed to the appropriate Party at the address set out in this Agreement or to such other address as such Party hereto may from time to time designate to the others of them in writing.

9.5	This Agreement sets out the entire agreement and understanding between the Parties in connection with the sale and purchase of the Sale Shares and supersedes all previous agreements or arrangements (if any) between the Parties relating to the subject matter hereof and all or any such previous agreements or arrangements shall cease to have effect from the date hereof.

9.6	No modification, variation or amendment of this Agreement shall be effective unless such modification, variation or amendment is in writing and has been signed by or on behalf of both Parties.

9.7	No waiver of any breach or default under this Agreement or any of the terms hereof shall be effective unless such waiver is in writing and has been signed by the Party or Parties against which it is asserted. No waiver of any breach or default shall constitute a waiver of any other or subsequent breach or default.

9.8	If at any time any provisions of this Agreement is or becomes illegal, invalid or unenforceable in any respect, the remaining provisions hereof shall in no way be affected or impaired thereby.

9.9	This Agreement is governed by and shall be construed in all respects in accordance with the laws of Japan and each Party hereto hereby irrevocably submits to the exclusive jurisdiction of the Tokyo District Court in connection with any dispute arising hereunder.

9.10	This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other parties.

[signature page follows]

IN WITNESS WHEREOF, the Parties have duly entered this Agreement as of the date first above written.

NIKKO ANTFACTORY K.K.

By:	/s/ Kazunori Ozaki
Name: Kazunori Ozaki
Title: Chairman and CEO

IN WITNESS WHEREOF, the Parties have duly entered this Agreement as of the date first above written.

CDC GAMES CORPORATION

By:	/s/ Michael Latimore
Name: Michael Latimore
Title: CFO